SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-

F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM to start an extensive programme to restore its profitability

Efficiency improvement will involve all divisions and functions

(UPM, Helsinki, March 8, 2006) – UPM is to embark on an extensive programme to restore its profitability in the new business environment. The programme will cover all the company’s operations. UPM plans to close its least competitive paper capacity and to achieve a major improvement in the efficiency of all divisions, units and functions worldwide. In addition, the company will invest in the competitiveness of the units which are estimated to have the best prospects for profitable business in the future. Annualised cost saving after completion of the programme is estimated to be approximately EUR 200 million. Furthermore, the programme is expected to have a significant impact on UPM’s profitability.

“UPM employees have worked hard to restore profitability, but we have not been able to achieve a turnaround. Traditional markets grow very slowly and structural overcapacity dilutes our ability to utilize our production facilities efficiently. At the same time, the cost of production inputs has dramatically increased and Asian and South American competition has entered the market. In this kind of business environment sustainable profitability improvement requires new kind of thinking and more drastic measures than before,” says Jussi Pesonen, President and CEO of UPM.

UPM is planning:

•	the possible closure of Voikkaa paper mill during the third quarter of 2006. The mill’s production capacity is 410,000 tpa of coated magazine paper;

•	the possible closure Kymi PM 7 during the third quarter of 2006. The machine’s production capacity is 150,000 tpa of coated fine paper;

•	the possible closure of Tervasaari PM 6 and the old pulp line during the second quarter of 2007. The production capacity of the paper machine is 115,000 tpa of brown sack paper and that of the pulp line is 60,000 tpa of semi-alkaline pulp (SAP);

•	to cease the production of coated magazine paper on Jämsänkoski PM 4 during the first quarter in 2007 and to convert the machine to produce label papers starting during second quarter of 2007. The annual production capacity of the machine will remain at 120,000 tonnes.

All the above mills are located in Finland. Through the closures, UPM plans to reduce 17% of its coated magazine paper capacity in Europe and 12% of its coated fine paper capacity in Europe. The company will exit from the production of brown sack paper. After the restructuring, UPM’s average paper machine capacity in Europe is 320,000 tonnes in coated magazine paper and 420,000 tonnes in coated fine paper machine.

UPM, Corporate Communications, Media Desk tel. +358 (0)40 588 3284, communications@upm-kymmene.com

P.O.Box 380, FI-00101 Helsinki, fax +358 (0)204 15 0308

Voikkaa mill and all production lines planned to be closed have remained unprofitable in the competitive environment. UPM expects that closing uncompetitive capacity will not affect its deliveries but will improve capacity utilization on remaining production lines and other UPM mills.

Negotiations with employees will start at these mills in the middle of March. Additionally, employee negotiations on improving efficiency will be started in all divisions and functions according to national practises in various countries.

If all measures are completed as planned, the profit improvement programme will reduce the Group’s total headcount by approximately 3,600 persons during 2006-2008. The planned closures will reduce the workforce by 670 at Voikkaa, 100 at Kymi, 120 at Tervasaari and 40 at Jämsänkoski (conversion of the production line). The figure does not include personnel reductions resulting from potential outsourcing. In 2006, UPM will start outsourcing negotiations affecting approximately 400 employees.

The first decisions based on the negotiations are expected during the first half of May. UPM will offer a pension or an unemployment benefit until retirement to approximately 1,500 people. Opportunities for retraining and relocation within the company will also be discussed during the negotiations. The need for temporary employments contracts, currently approximately 1,000 employees, will be reviewed. Despite the above mentioned efforts, the company cannot avoid dismissals.

UPM actively seeks opportunities for retraining the personnel subject to dismissal in cooperation with various parties.

Due to the programme, UPM will book a EUR 130 million fixed asset write-off in the second quarter of 2006. Provision for headcount reduction in the second quarter is EUR 30 million and during the second half of 2006 approximately EUR 35 million. Cash effects take place mainly during 2006-2007. UPM expects that no revenue will be lost due to the closures except for the brown sack paper which accounts for EUR 50 million after Q2/2007.

“Closure plans and heavy restructuring are necessary if we are to remain a strong and active player also in the new business environment. The measures are intended to make our best units even more competitive”, says Pesonen.

News Conference and Conference Call Information

Mr Jussi Pesonen, UPM President and CEO, will present the programme to restore profitability at a news conference today, March 8, 2006, at UPM’s Head Office at 12:00 Finnish time (10:00 GMT, 05:00 EST). The news conference will be held in Finnish.

UPM, Corporate Communications, Media Desk tel. +358 (0)40 588 3284, communications@upm-kymmene.com

P.O.Box 380, FI-00101 Helsinki, fax +358 (0)204 15 0308

English speaking audiences are welcome to participate in the UPM Conference Call, at 15:00 Finnish time (13:00 GMT, 08:00 EST). The number to the conference call will be published on the company website www.upm-kymmene.com by 12:00 Finnish time.

For more information, please contact (after 13:00 Finnish time):

Mr Jussi Pesonen, President and CEO, UPM, tel. +358 204 15 0001

Mr Jyrki Ovaska, President, UPM, Magazine Paper Division, tel. +358 204 15 0564

Mr Matti Lievonen, UPM, Fine and Speciality Papers Division, tel. +358 204 15 0113

Ms Riitta Savonlahti, Executive Vice President, Human Resources, tel. +358 204 15 0048

Mr Sakari Toivonen, Vice President, Human Resources, Northern Europe, tel. +358 40 512 2042

Mr Raimo Särkelä, Vice President and General Manager, UPM, Voikkaa, tel. +358 204 15 3361

Mr Yngve Lindström, Vice President and General Manager, UPM, Kymi, tel. +358 204 15 3600

Mr Eero Kuokkanen, Vice President and General Manager UPM, Tervasaari, tel. +358 204 16 2300

Mr Erkki Puru, Vice President and General Manager UPM, Jämsänkoski, tel. +358 204 16 6120

Note to Editors:

UPM’s Voikkaa paper mill manufactures coated magazine papers. Its two machine lines have a combined annual capacity of 410,000 tonnes. Located in southeastern Finland, the mill employs approximately 670 people. The mill was founded in 1897.

UPM’s Kymi paper and pulp mill manufactures coated and uncoated fine papers as well as chemical pulp. The mill’s three machine lines have a combined annual capacity of 950,000 tonnes. All pulp produced at the mill is used in Kymi’s own paper production. Located in southeastern Finland, the mill employs approximately 1,200 people. The mill was founded in 1872.

UPM’s Tervasaari paper mill manufactures label papers, envelope papers and sack papers. The mill’s four machine lines have a combined annual capacity of 460,000 tonnes. The mill is located in central Finland and employs approximately 800 people. The mill was founded in 1872.

UPM’s Jämsänkoski paper mill manufactures coated and uncoated magazine papers and speciality papers for self-adhesives. The mill’s four machine lines have a combined annual capacity of 870,000 tonnes. The mill is located in central Finland and employs approximately 870 people. The mill was founded in 1888.

UPM, Corporate Communications, Media Desk tel. +358 (0)40 588 3284, communications@upm-kymmene.com

P.O.Box 380, FI-00101 Helsinki, fax +358 (0)204 15 0308

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations